UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-41634

HUB Cyber Security Ltd.
(Exact Name of Registrant as Specified in Its Charter)

2 Kaplan St.
Tel Aviv 6473403, Israel
+972-3-924-4074
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form-40.

Form 20-F ☒              Form 40-F ☐

CONTENTS

Nasdaq Market Value of Listed Securities Deficiency Letter

On January 21, 2026, HUB Cyber Security Ltd. (the “Company”) received a letter from the Listing Qualifications staff of The Nasdaq Stock Market (“Nasdaq”) notifying the Company that, for the period from December 5, 2025 to January 20, 2026, the Market Value of Listed Securities (“MVLS”) for the Company was below the $35 million minimum MVLS requirement for continued listing on Nasdaq under Nasdaq Listing Rule 5550(b)(2) (the “MVLS Rule”).

Pursuant to Nasdaq Listing Rule 5810(c)(3)(C), the Company has a compliance period of 180 calendar days, or until July 20, 2026 (the “Compliance Period”), to regain compliance with the MVLS Rule. If at any time during the Compliance Period, the MVLS for the Company is at least $35 million for a minimum of ten consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and this matter will be closed.

In the event that the Company does not regain compliance with the MLVS Rule during the Compliance Period, Nasdaq will provide written notification that the Company’s securities will be subject to delisting. In the event of such notification, the Nasdaq rules permit the Company an opportunity to appeal Nasdaq’s determination.

The Company is currently evaluating options to regain compliance and intends to timely regain compliance with the MVLS Rule. Although the Company will use all reasonable efforts to achieve compliance with the MVLS Rule, there can be no assurance that the Company will be able to regain compliance with the MVLS Rule or will otherwise be in compliance with other Nasdaq continued listing requirements.

On January 27, 2026, the Company issued a press release announcing receipt of the deficiency letter. A copy of this press release is attached to this Report on Form 6-K (this “Report”) as Exhibit 99.1 and is incorporated herein by reference.

The information in this Report is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Exchange Act , or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated January 27, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Hub Cyber Security Ltd.

Date: January 27, 2026	By:	/s/ Noah Hershcoviz
Noah Hershcoviz
Chief Executive Officer

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